FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of December 5, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated December 3, 2007 announcing Pixelplus will start shipment of its PO4010 CIF SoC image sensors to a world leading Korean mobile phone manufacturer in December 2007

Exhibit 99.1

Pixelplus Will Start Shipment of Its PO4010 CIF SoC Image Sensors to A World Leading Korean Mobile Phone Manufacturer in December 2007

Press Release

SEOUL, South Korea, December 3, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that, starting in December 2007, the Company will supply its PO4010 CIF ‘System-on-a-Chip’ (“SoC”) image sensors (“PO4010”) for use in upcoming mobile camera phones of a world leading mobile phone manufacturer based in Korea. This strategic design win represents a milestone for this product and also marks the Company’s first design win secured from this Korean mobile phone manufacturer, which is one of the world’s largest mobile handset makers, since Pixelplus completed its IPO in December 2005.

The PO4010 is based on the Company’s PlusPixel2™ technology and is one of the industry’s smallest and most compact with an optical size of 1/11 inch. The Company developed the PO4010 in response to the increasing demand for ultra compact camera modules embedded in mobile devices such as third generation (“3G”) mobile phones with dual camera functionality which utilize two image sensors, a CIF image sensor for videoconferencing and a higher megapixel image sensor for taking digital photos.

The PO4010 uses 0.13 micron process technology, reduces optical form factor, incorporates an on-chip ISP to enhance overall image quality and sensitivity, supports full-motion video capture of 30 frames per second with power consumption of 41 mili watts, and features a 3.6 micron pixel design. Moreover, the PO4010 provides improved image quality and performs exceptionally well in low light conditions. The PlusPixel2™ technology achieves this by significantly raising the signal-to-noise ratio, and also by simultaneously increasing light sensitivity of the PO4010 and decreasing dark current to very low, unnoticeable levels even in extremely high temperatures of up to 70?C which produces a superior dynamic range. The PO4010 also incorporates further advances in various image processing algorithms, including functionalities pertaining to defect correction, lens shading correction, gamma correction, color correction and interpolation, low pass filter, edge enhancement, backlight compensation, auto exposure, auto white balance, windowing, scaling, and 50/60 hertz flicker cancellation.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance systems applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

December 5, 2007